Exhibit 99.(h)(4)

INVESTOR CLASS

ADMINISTRATIVE SERVICES PLAN

The following Administrative Services Plan (the “Plan”) has been adopted by EIP Investment Trust (the “Trust”), a Delaware statutory trust, on behalf of Investor Class shares of the EIP Growth and Income Fund (the “Fund”). The Plan has been approved by a majority of the Trust’s Board of Trustees (the “Board”), including a majority of the Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940) of the Trust or the Fund, and who have no direct or indirect financial interest in the operation of the Plan (the “Independent Trustees”), cast in-person at a meeting called for the purpose of voting on such Plan.

The Fund anticipates retaining various financial institutions (the “Service Organizations”) to (i) act directly or indirectly as nominees and recordholders of the Fund’s Investor Class shares for their respective customers who are or may become beneficial owners of the Fund’s Investor Class shares (the “Customers”); (ii) provide services to other Service Organizations intended to facilitate or improve a Service Organization’s services to its Customers with respect to the Fund; and/or (iii) perform certain account administrative services with respect to the Customers pursuant to agreements between the Trust, the Fund’s distributor, and/or Energy Income Partners, LLC, the Fund’s investment adviser (the “Adviser”), on behalf of Investor Class shares of the Fund, and such Service Organizations.

The provisions of the Plan are as follows:

1.          PAYMENTS BY THE FUND FOR ADMINISTRATIVE SERVICES PROVIDED TO FUND SHAREHOLDERS

(a)          Subject in each case to section 1(c) of this Plan, the Trust, on behalf of Investor Class shares of the Fund, is authorized to make payments to one or more Service Organizations, or to reimburse the Adviser for payments made by the Adviser to Service Organizations, for Administrative Services (defined below) performed and expenses incurred by the Service Organizations or the Adviser in connection with the Fund’s Investor Class shares. The fee paid for such services during any one year shall not exceed 0.15% of the average daily net asset value of Investor Class shares of the Fund.

(b)          Administrative Services and related expenses for which a Service Organization may be compensated or the Adviser reimbursed for paying under this Plan include, without limitation, (a) processing and issuing confirmations concerning Customer orders to purchase, redeem and exchange Investor Class shares; (b) receiving and transmitting funds representing the purchase price or redemption proceeds of Investor Class shares; (c) forwarding shareholder communications such as prospectus updates, proxies and shareholder reports to Investor Class shareholders; (d) acting, or arranging for another party to act, as recordholder and nominee of all Investor Class shares beneficially owned by its Customers; (e) providing sub-accounting with respect to Investor Class shares beneficially owned by its Customers or the information necessary for sub-accounting, including establishing and maintaining individual accounts and records with respect to Investor Class shares owned by each Customer; (f) providing networking, shareholder servicing, omnibus servicing, and sub-transfer agency services for Investor Class shares and shareholders; (g) providing periodic statements to each Customer showing account balances and transactions during the relevant period; (h) processing Investor Class dividend payments; (i) receiving, tabulating and transmitting proxies to Customers holding Investor Class shares; (j) responding to Customer inquiries relating to the Investor Class shares or the services; and/or (k) providing sweep services which may include: (A) providing the necessary computer hardware and software which links the Service Organization’s systems to the Fund’s account management system; (B) providing software that aggregates the Customers orders and establishes an order to purchase or redeem Investor Class shares of the Fund based on established target levels for the Customer’s demand deposit accounts; (C) providing periodic statements showing a Customer’s account balance and, to the extent practicable, integrating such information with other Customer transactions otherwise effected through or with the service organization; and (D) furnishing (either separately or on an integrated basis with other reports sent to a Customer by the service organization) monthly and year-end statements and confirmations of Investor Class share purchases, exchanges and redemptions (collectively, “Administrative Services”).

(c)          Payments shall be made under this Plan only for actual expenses incurred by the Fund, or the Adviser on behalf of the Fund, for Administrative Services pursuant to a written agreement between the applicable Service Organization and the Trust, the Fund’s distributor and/or the Adviser.

(d)          Appropriate adjustments to payments made pursuant to section 1(a) of this Plan shall be made whenever necessary to ensure that no payment is made by the Trust on behalf of Investor Class shares of the Fund in excess of applicable FINRA Rules.

2.	EFFECTIVE DATE AND DURATION OF PLAN

The Plan shall become effective as of the date the Fund’s Investor Class shares are first offered for sale to the public. This Plan shall continue in effect until terminated as to the Investor Class shares of the Fund at any time by vote of the Board, including a majority of Independent Trustees of the Trust, or by vote of a majority of the outstanding voting securities of the Investor Class shares of the Fund.

3.	PERIODIC REPORTS

During the existence of this Plan, the Adviser or the Fund’s administrator shall provide the Board, and the Board shall review, at least quarterly, a written report of services performed by and fees paid to each Service Organization under this Plan.

4.	AMENDMENTS

This Plan may not be amended unless approved by at least a majority of the Independent Trustees of the Trust.

5.	RECORDKEEPING

The Trust shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of the Plan, the first two years in an easily accessible place.

6.	MISCELLANEOUS

The obligations of the Trust and the Fund hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust’s property allocable to Investor Class shares of the Fund shall be bound. No other series of the Trust, if any, shall be responsible for the obligations of the Fund.

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